UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission File Number 000-03683

Full title of the plan and the address of the plan, if different from that of the issuer named below:

Trustmark 401(k) Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TRUSTMARK CORPORATION

248 E. Capitol Street

Jackson, Mississippi 39201

TRUSTMARK 401(k) PLAN
Jackson, Mississippi

Audited Financial Statements
Years Ended December 31, 2016 and 2015

Note:  Supplemental schedules required by the Employee Retirement Income Security Act of 1974 not included herein are deemed not applicable to the Trustmark 401(k) Plan.

Contents
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Associates Benefits Committee
Trustmark 401(k) Plan
Jackson, Mississippi

We have audited the accompanying statements of net assets available for benefits of the Trustmark 401(k) Plan (the Plan) as of December 31, 2016 and 2015 and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Hancock Askew & Co., LLP
Norcross, Georgia
June 14, 2017

Contents
TRUSTMARK 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2016 and 2015

	2016	2015

Investments, at fair value	$238,823,813	$228,456,030
Notes receivable from participants	3,403,362	–
Employer contributions receivable	179,693	204,624

Net assets available for benefits	$242,406,868	$228,660,654

See accompanying notes to financial statements.

Contents
TRUSTMARK 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2016 and 2015

	2016	2015

Contributions
Employer	$7,222,394	$7,228,964
Participant	10,145,505	10,067,586
Rollovers	521,487	785,461
Total contributions	17,889,386	18,082,011

Net investment income/(loss)
Net appreciation/ (depreciation) in fair value of investments	23,688,985	(15,748,641)
Interest and dividends	5,275,234	14,761,261
Net investment income/(loss)	28,964,219	(987,380)

Interest income from notes receivable from participants	80,921	–

Benefits paid to participants	(33,154,877)	(27,206,286)
Fees	(33,435)	–
Total deductions	(33,188,312)	(27,206,286)

Net increase/(decrease) in net assets available for benefits	13,746,214	(10,111,655)

Net assets available for benefits
Beginning of year	228,660,654	238,772,309
End of year	$242,406,868	$228,660,654

See accompanying notes to financial statements.

Contents
TRUSTMARK 401(k) PLAN
Years Ended December 31, 2016 and 2015

NOTES TO FINANCIAL STATEMENTS

Note 1.	Plan Description

The following description of the Trustmark 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established for the associates of Trustmark Corporation (the "Company") and certain other associated companies. The Plan is subject to the provisions of the Employee Retirement Income Security Act ("ERISA") of 1974.

Eligibility

The Plan provides eligibility for participation in elective deferrals by associates on the first day of the month after thirty days of employment.

Plan Administration

Empower Retirement refers to the products and services offered in the retirement markets by Great-West Life & Annuity Insurance Company ("GWL&A"). EMJAY Corporation is a subsidiary of GWL&A and is the custodian of the Plan's assets. The Plan administrator and sponsor is Trustmark Corporation, parent company of Trustmark National Bank.  The Plan's trustee functions are handled by Trustmark National Bank.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.

Participant Contributions

The Plan allows participants to make voluntary before‑tax salary deferral contributions, through payroll deductions, to separately invested funds in accordance with Section 401(k) of the Internal Revenue Code ("IRC").  If certain requirements of IRC Section 401(k) are not met in Plan operation, the salary deferral agreements of participants may, on a nondiscriminatory and uniform basis, be amended or revoked to preserve the qualified status of the Plan.

Beginning January 1, 2016, participants may elect to contribute through the Roth 401(k) contribution option on an after-tax basis.  The Roth 401(k) contributions qualify for matching contributions and are otherwise subject to the same combined dollar limits applicable to pre-tax contributions.

Contents
TRUSTMARK 401(k) PLAN
Years Ended December 31, 2016 and 2015

NOTES TO FINANCIAL STATEMENTS

Note 1.	Plan Description (Continued)

Participants may elect to contribute up to 75 percent of eligible compensation each period, subject to regulatory limitations.  Any excess contributions must be returned to the applicable participant by March 15 of the calendar year following the year of excess contributions.  The Plan allows for rollover contributions from individual retirement accounts, IRC Section 457(b) plans or other qualified plans.

Provisions of the Plan allow participants who were age 50 years or older by the end of the calendar year to make catch‑up contributions to the Plan. Catch‑up contributions represent associate compensation deferrals in excess of certain Plan limits and statutory limits, including Internal Revenue Service ("IRS") annual deferral limits.

Employer Contributions

Full-time and part-time associates are eligible to receive the safe harbor matching contribution following one year of service.  Eligible participant contributions are matched by the employer at a rate of 100 percent of the first 6 percent of covered compensation. The employer may also make discretionary contributions. No discretionary contributions were made for the years ended December 31, 2016 and 2015.

Investment Options

Participants may direct investments of their account balance among several investment options.

The Plan provides participants the opportunity to annually elect whether cash dividends paid on employer stock will be invested in shares of employer stock within the individual participant's account or be paid to the participant in cash.

Vesting

Participants are immediately vested in their voluntary contributions, employer contributions made on their behalf and the investment earnings and losses thereon.

Payment of Benefits

On retirement, death, disability or termination of service, a participant may elect to receive a lump‑sum distribution equal to the total of his or her account balance or in installments. In addition, hardship distributions are permitted if certain criteria are met.

Notes Receivable from Participants

Beginning January 1, 2016, participants may borrow from their vested account balance a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less.  The loans are secured by the balance in the participant’s account and bear interest at commercially reasonable rates as determined under the Plan.  At December 31, 2016, the interest rate on all outstanding participant loans was 4.50% with maturity dates ranging from February 2017 to September 2031.

Contents
TRUSTMARK 401(k) PLAN
Years Ended December 31, 2016 and 2015

NOTES TO FINANCIAL STATEMENTS

Note 1.	Plan Description (Continued)

Principal and interest payments occur ratably through regular payroll deductions and over a period not to exceed five years, unless the notes receivable were used to purchase a primary residence in which case the notes receivable term may exceed five years.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  However, no such action may deprive any participant or beneficiary under the Plan of any vested benefit.

Note 2.	Significant Accounting Policies

Basis of Presentation

The Plan's financial statements are prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein.  Actual results could differ from those estimates.

Investments

The Plan’s investments are stated at fair value, including the collective investment fund.

The Plan’s shares of mutual funds are valued at quoted market prices which represent the net asset value (“NAV”) of shares held by the Plan at each year end.  Investments in common stock, including the Company’s common stock, are stated at fair value based on the last reported sales price on the last business day of the year in the active market in which the security is traded.  The investment in the collective investment fund is valued at NAV per unit, as determined by the trustee at year-end.  The NAV is used as the practical expedient to estimate fair value.  One of the Plan’s investment options includes a self-directed brokerage account which allows participants to establish a brokerage account and select various investments consisting of mutual funds and Exchange Traded Funds, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Contents
TRUSTMARK 401(k) PLAN
Years Ended December 31, 2016 and 2015

NOTES TO FINANCIAL STATEMENTS

Note 2.	Significant Accounting Policies (Continued)

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued, but unpaid interest.  Interest income is recorded on the accrual basis.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  No allowance for credit losses has been recorded as of December 31, 2016.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Net Appreciation/(Depreciation) in Fair Value of Investments

Net appreciation/(depreciation) in fair value of investments, as recorded in the accompanying statements of changes in net assets available for benefits, includes changes in the fair value of investments acquired, sold or held during the year.

Administrative Fees

Certain administrative fees are paid by the Plan. All other fees, including professional fees, are paid by the Company.  Expenses that relate solely to a participant are assessed against such participant as provided in the Plan agreement.

Recently Issued Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, “Fair Value Measurement (Topic 820):  Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent)”.  This ASU removes the requirement to make certain disclosures as well as categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per practical expedient.  The amendments in ASU 2015-07 are effective for public entities for interim and annual periods beginning after December 15, 2015.  The amendment is required to be applied retrospectively and early adoption is permitted.

In July 2015, the FASB issued ASU No. 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contributions Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient”, which is part of the FASB’s Simplification Initiative for employee benefit plans.  Part I of this ASU clarifies that contract value is the only required measurement for Fully Benefit-Responsive Investment Contracts (“FBRICs”) and clarifies that indirect investments in FBRICs should no longer be reflected as FBRICs and therefore, should be reported at fair value.

Contents
TRUSTMARK 401(k) PLAN
Years Ended December 31, 2016 and 2015

NOTES TO FINANCIAL STATEMENTS

Note 2.	Significant Accounting Policies (Continued)

Part II of this ASU eliminates the current GAAP requirements for plans to disclose individual investments that represent five percent or more of the net assets available for benefits, and the net appreciation or depreciation for investments by general type for both participant-directed investments and nonparticipant-directed investments.  It also allows investments to be disaggregated by general type and eliminates the requirement to disaggregate investments by class.  Further, significant investment strategies for an investment in a fund that files a U. S. Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, as direct filing entity when the Plan measures that investment using the NAV practical expedient are no longer required.  Part III of this ASU provides a practical expedient to permit plans to measure its investments and investment related accounts as of a month-end date closest to its fiscal year for a plan with a fiscal year end that does not coincide with the end of a calendar month.  The provisions of this ASU are effective for financial statements issued for fiscal years beginning after December 15, 2015.  Parts I and II are to be applied retrospectively and Part III prospectively.

The Plan’s financial statements for the years ended December 31, 2016 and 2015 are presented to conform to the requirements of ASU No. 2015-07 and ASU No. 2015-12, Part II.  Parts I and III are not applicable to the Plan.

Note 3.	Risks and Uncertainties

The Plan's investments include funds which invest in various types of investment securities and in various companies within various markets.  Investment securities are exposed to several risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Note 4.	Tax Status

The IRS has determined and informed the Company by a letter dated December 12, 2016, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter.  However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2016, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by tax jurisdictions; however, there are currently no audits for any tax periods in progress.

Contents
TRUSTMARK 401(k) PLAN
Years Ended December 31, 2016 and 2015

NOTES TO FINANCIAL STATEMENTS

Note 5.	Party-In-Interest Transactions

Certain Plan investments are invested in the common stock of the Company.  Investment transactions in employer securities qualify as exempt party-in-interest transactions.  For the years ended December 31, 2016 and 2015, dividends of $1,145,246 and $1,299,871, respectively, were received by the Plan from the Company.

GWL&A performs services, sells products and maintains certain investments of the Plan for which fees are charged to the Plan.  Party-in-interest transactions also include notes receivable from participants.  Such transactions, while considered party-in-interest transactions under ERISA, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions.

Note 6.	Fair Value Measurements

FASB ASC Topic 820, Fair Value Measurements ("ASC Topic 820"), establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under ASC Topic 820 are described as follows:

•	Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•
Level 2 Inputs to the valuation methodology include:  quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Contents
TRUSTMARK 401(k) PLAN
Years Ended December 31, 2016 and 2015

NOTES TO FINANCIAL STATEMENTS

Note 6.	Fair Value Measurements (Continued)

Following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis.  There have been no changes in the methodologies used at December 31, 2016 and 2015.

Common stock of Trustmark Corporation (Level 1):  Valued at the closing price reported on the active market on which the individual securities are traded.

Money market fund, mutual funds and self-directed brokerage accounts (Level 1):  Valued at the NAV of shares held by the Plan at year-end. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission.  These funds are required to publish their daily NAV and to transact at that price.  The mutual funds held by the Plan are deemed to be actively traded.  Self-directed brokerage accounts primarily consist of mutual funds and common stocks that are valued on the basis of readily determinable market prices.

Collective investment fund:  Valued at NAV per unit, as determined by the trustee at year-end.  The NAV is used as the practical expedient to estimate fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Contents
TRUSTMARK 401(k) PLAN
Years Ended December 31, 2016 and 2015

NOTES TO FINANCIAL STATEMENTS

Note 6.	Fair Value Measurements (Continued)

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2016 and 2015:

	Assets at Fair Values as of December 31, 2016
	Level 1	Total

Mutual funds	$168,621,099	$168,621,099
Common stock of Trustmark Corporation	38,034,768	38,034,768
Self- directed brokerage accounts	3,362,159	3,362,159

Total investments at fair value	210,018,026	210,018,026

Collective investment fund measured at NAV*	-	28,805,787

Total investments	$210,018,026	$238,823,813

	Assets at Fair Values as of December 31, 2015
	Level 1	Total

Mutual funds	$171,243,227	$171,243,227
Common stock of Trustmark Corporation	31,477,458	31,477,458

Total investments at fair value	202,720,685	202,720,685

Collective investment fund measured at NAV*	-	25,735,345

Total investments	$202,720,685	$228,456,030

There were no investments measured using Level 2 or Level 3 during the years ending December 31, 2016 and 2015.

* Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

Contents
TRUSTMARK 401(k) PLAN
Years Ended December 31, 2016 and 2015

NOTES TO FINANCIAL STATEMENTS

Note 6.	Fair Value Measurements (Continued)

The fair value of investments, other than Level 1, in certain entities that calculate net asset value per share (or its equivalent), are as follows:

Investment	Fair Value at December 31, 2016	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

Collective investment fund	$28,805,787	N/A	Daily	Daily

Investment	Fair Value at December 31, 2015	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

Collective investment fund	$25,735,345	N/A	Daily	12 Months

The collective investment fund participates in a stable value fund that invests primarily in benefit-responsive investment contracts issued by insurance companies and other financial institutions (“Contracts”), fixed income securities, and money market funds.  Under the terms of the Contracts, the assets of the fund are invested in fixed income securities (which may include, but are not limited to, US treasury and agency bonds, corporate bonds, mortgage-backed securities, commercial mortgage-backed securities, asset-backed securities, and collective investment vehicles and shares of investment companies that invest primarily in fixed income securities) and shares of money market funds.  The fund may also invest in futures contracts, option contracts, and swap agreements.

Note 7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for Plan benefits per the financial statements to the corresponding amounts shown in the Plan's Form 5500 as of December 31, 2016 and 2015:

	2016	2015
Net assets available for plan benefits per the financial statements	$242,406,868	$228,660,654
Adjustment from fair value to current value on collective investment fund	169,199	(51,281)
Net assets available for plan benefits per the Form 5500	$242,576,067	$228,609,373

Contents
TRUSTMARK 401(k) PLAN
Years Ended December 31, 2016 and 2015

NOTES TO FINANCIAL STATEMENTS

Note 7.	Reconciliation of Financial Statements to Form 5500 (Continued)

The following is a reconciliation of investment income (loss) per the financial statements for the years ended December 31, 2016 and 2015, to the corresponding amounts shown on the Plan's Form 5500:

	2016	2015
Total investment income (loss) per the financial statements	$28,964,219	$(987,380)
Adjustment from fair value to current value on collective investment fund	220,480	(138,140)
Total investment income (loss) per Form 5500	$29,184,699	$(1,125,520)

Note 8.	Subsequent Events

The Plan has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through the date of issuance of its financial statements and has determined that no significant events occurred after December 31, 2016, but prior to the issuance of these financial statements, that would have a material impact on its financial statements.

Contents
SUPPLEMENTAL SCHEDULE

Contents
TRUSTMARK 401(k) PLAN
Plan Sponsor: Trustmark Corporation
Plan Sponsor: EIN 64-0471500
Plan Number: 002
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Shares/Units Held	(d) Cost	(e) Current Value

	Collective investment fund
***	Putnam	Stable Value Fund	28,805,787	**	$28,974,986

	Common stock fund
*	Trustmark Corporation	Common Stock	1,065,912	**	38,034,768

	Mutual funds
	American Funds	Euro Pacific Growth Fund	66,895	**	3,012,960
	Baird	Core Plus Bond Institutional Fund	677,995	**	7,478,289
	Harbor	Capital Appreciation Institutional Fund	195,424	**	11,070,741
	John Hancock	Alternative Asset Allocation Fund	47,487	**	661,017
	Legg Mason	BW Global Opportunities Bond Fund	63,865	**	641,842
	Oppenheimer	International Small Mid Co Fund	185,235	**	6,801,830
	T. Rowe Price	Retirement 2010 Fund	149,636	**	1,616,071
	T. Rowe Price	Retirement 2015 Fund	557,249	**	6,062,864
	T. Rowe Price	Retirement 2020 Fund	1,114,758	**	12,240,046
	T. Rowe Price	Retirement 2025 Fund	1,680,831	**	18,589,989
	T. Rowe Price	Retirement 2030 Fund	1,136,920	**	12,642,554
	T. Rowe Price	Retirement 2035 Fund	1,022,876	**	11,435,755
	T. Rowe Price	Retirement 2040 Fund	451,941	**	5,070,784
	T. Rowe Price	Retirement 2045 Fund	415,885	**	4,666,226
	T. Rowe Price	Retirement 2050 Fund	196,167	**	2,200,998
	T. Rowe Price	Retirement 2055 Fund	112,904	**	1,265,652
	T. Rowe Price	Retirement 2060 Fund	4,161	**	46,353
	T. Rowe Price	Retirement Balanced Fund	13,432	**	142,651
	Vanguard	500 Index Admiral Fund	35,886	**	7,412,947
	Vanguard	Equity-Income Admiral Fund	352,525	**	24,102,120
	Vanguard	Inflation-Protected Securities Admiral Fund	20,083	**	511,718
	Vanguard	Mid Cap Index Institutional Fund	340,591	**	12,257,888
	Vanguard	Small Cap Index Institutional Fund	221,775	**	13,699,053
	Vanguard	Total Bond Market Index Admiral Fund	90,653	**	965,455
	Vanguard	Total International Stock Index Admiral Fund	116,839	**	2,877,741
	Wells Fargo	Advantage Commom Stock R6 Fund	50,889	**	1,147,555

		Total mutual funds			168,621,099

	Self-directed brokerage accounts
	TD Ameritrade	Cash		**	1,147,812
	TD Ameritrade	Various Mutual Funds		**	948,929
	TD Ameritrade	Various Corporate Stocks		**	1,265,418

		Total self-directed brokerage accounts			3,362,159

*	Notes receivable from participants	4.50% interest rate with various maturity dates		-	3,403,362

		Total assets (held at end of year)			$242,396,374

*	Denotes party-in-interest.

**	(d) Cost information is omitted due to transactions being participant or beneficiary directed under an individual account plan.

***	Fair value totals $28,805,787.

Contents
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TRUSTMARK 401(k) PLAN
BY: TRUSTMARK CORPORATION, PLAN SPONSOR AND ADMINISTRATOR

BY:	/s/ Louis E. Greer
Louis E. Greer
Treasurer, Principal Financial Officer and Principal Accounting Officer

DATE:	June 14, 2017

Contents
EXHIBIT INDEX

Exhibit Number	Description of Exhibits

23.1	Consent of Independent Registered Public Accounting Firm